UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Final Amendment)*

                    Nationwide Cellular Service, Inc.
                      -----------------------------
                            (Name of Issuer)

                 Common Stock, par value $.01 per share
                      -----------------------------
                     (Title of Class of Securities)

                                638595108
                      -----------------------------
                             (CUSIP Number)

                 John R. Worthington,  General Counsel,
   MCI Communications Corporation, 1801 Pennsylvania Avenue, N.W.,
             Washington,    D.C.   20006   (202)   872-1600
      ----------------------------------------------------------
     (Name,  Address  and  Telephone  Number of Person Authorized to
                   Receive Notices and Communications)

                           September 20, 1995
                      -----------------------------
         (Date of Event which Requires Filing of this Statement)

     If the filing  person has  previously  filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                Page 1 of 8 Pages

                                  SCHEDULE 13D


CUSIP No. 638595108                     Page 2 of 8 Pages
-----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S.IDENTIFICATION NO. OF ABOVE PERSON

     MCI COMMUNICATIONS CORPORATION     52-0886267
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER               (a) [ ]
     OF A GROUP*                                         (b) [ ]
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3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS
     00(see item 3)
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware
-----------------------------------------------------------------
               7.   SOLE VOTING POWER
NUMBER OF                  -O-
SHARES       ----------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY            NONE.  -O-
EACH         ----------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON                     -O-
WITH         ----------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    NONE.  -O-
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     -O-
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     No shares of common stock, par value $.01 per share, of Nationwide Cellular Service, Inc. remain outstanding.
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO
-----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

CUSIP No. 638595108                     Page 3 of 8 Pages



     The Statement on Schedule 13D of MCI Communications
Corporation("MCI") filed on June 1, 1995 is hereby and supplemented as follows:

Item 2.  Identity and Background.

     The merger of NTS Acquisition Corp. (the "Purchaser") with and into Nationwide Cellular Service, Inc. ("Nationwide") was approved by (i) the stockholders of Nationwide at a special meeting of such stockholders held on September 19, 1995, and (ii) the sole stockholder of the Purchaser upon the written consent in lieu of a meeting dated September 7, 1995. The certificate of merger was filed with the Secretary of State of the State of Delaware on September 20, 1995, and the merger became effective upon such filing (the "Merger").

Item 5.  Interest in Securities of the Issuer.

     As a result of the Merger, no shares of common stock, par value $.01 per share (the "Nationwide Common Stock"), of Nationwide remain outstanding. Each share of Nationwide Common Stock owned by Nationwide or by any subsidiary of Nationwide or by MCI, the Purchaser or any other subsidiary of MCI was cancelled and retired and ceases to exist. Each issued and outstanding share of Nationwide Common Stock (other than those cancelled as described in the preceding sentence) was converted into the right to receive $18.50 in cash, payable to the holder thereof, without interest. Each share of common stock, par value $.10 per share, of the Purchaser issued and outstanding immediately prior to the effective time of the Merger was converted into one validly issued, fully paid and nonassessable share of common stock, par value $.10 per share, of the surviving corporation in the Merger, which is all of the issued and outstanding capital stock of the surviving corporation.

CUSIP No. 638595108                     Page 4 of 8 Pages

                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                         MCI COMMUNICATIONS CORPORATION



                         By: /s/ Douglas L. Maine
                             ---------------------
                            Name: Douglas L. Maine
                            Title: Executive Vice President and
                                   Chief Financial Officer


DATED: September 20, 1995

CUSIP No. 638595108                     Page 5 of 8 Pages


                              SCHEDULE A


             Board of Directors and Executive Officers of
                    MCI Communications Corporation


     The directors and executive officers of MCI Communications
Corporation are identified in the table below.  Directors of MCI
Communications Corporation are indicated by an asterisk.


Name
Business Address
Citizenship
Principal Occupation

1.   Bert C. Roberts, Jr.(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Chairman and Chief Executive Officer,
MCI Communications Corporation

2.  Clifford L. Alexander, Jr.(*)
Alexander & Associates, Inc.
400 C. Street, N.E.
Washington, D.C.  20002
United States
President, Alexander & Associates, Inc.

3.  Judith C. Areen(*)
Georgetown University Law Center
600 New Jersey Avenue, N.W.
Washington, D.C.  20001
United States
Executive Vice President of Law Center Affairs and Dean of the Law Center, Georgetown University

4.  Michael H. Bader(*)
Haley, Bader & Potts
4350 N. Fairfax Drive
Arlington, VA  22203-1633
United States
Partner, Haley, Bader & Potts

CUSIP No. 638595108                     Page 6 of 8 Pages


5.  Michael Hepher(*)
British Telecommunications plc.
81 Newgate Street
London, United Kingdom EC1A 7AJ
United Kingdom/Canada
Director and Group Managing Director,
British Telecommunications plc

6.  Richard M. Jones(*)
Savings and Profit Sharing Fund
Sears Tower
Chicago, IL  60684
United States
Former Chairman and Chief Executive Officer,
Guaranty Federal Savings Bank

7.  Gordon S. Macklin(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Corporate Financial Advisor and
Independent Director

8.  Alfred T. Mockett(*)
British Telecommunications plc.
81 Newgate Street
London, United Kingdom EC1A 7AJ
United Kingdom/United States
Managing Director of Global Communications,
British Telecommunications plc.

9.  Dr. Alan Rudge(*)
British Telecommunications plc.
81 Newgate Street
London, United Kingdom EC1A 7AJ
United Kingdom
Director, Deputy Group Managing Director and
Managing Director, Development and Procurement,
British Telecommunications plc

10.  Richard B. Sayford(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
President and Chief Executive Officer
Strategic Enterprises, Inc.,

CUSIP No. 638595108                     Page 7 of 8 Pages


11.  Gerald H. Taylor(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
President and Chief Operating Officer,
MCI Communications Corporation

12.   Judith Whittaker(*)
Hallmark Cards, Incorporated
2501 McGee Trafficway
Kansas City, MO 64108
United States
Vice President-Legal,
Hallmark Cards, Incorporated

13.  John R. Worthington(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Senior Vice President and General Counsel,
MCI Communications Corporation

14.  Timothy F. Price
MCI Telecommunications Corporation
Three Ravinia Drive
Atlanta, GA 30346-2102
United States
Executive Vice President and Group President,
MCI Telecommunications Corporation

15.  Seth D. Blumenfeld
MCI International, Inc.
Two International Drive
Rye Brook, New York 10573
United States
President, MCI International, Inc.

16.  John W. Gerdelman
MCI Telecommunications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Executive Vice President,
MCI Telecommunications Corporation

17.  Douglas L. Maine
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Executive Vice President and
Chief Financial Officer,
MCI Communications Corporation

CUSIP No. 638595108                     Page 8 of 8 Pages

18.  Scott B. Ross
MCI Telecommunications Corporation
Three Ravinia Drive
Atlanta, GA 30346-2102
United States
Executive Vice President,
MCI Telecommunications Corporation

19.  Michael J. Rowny
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Executive Vice President,
MCI Communications Corporation

20.James M. Schneider
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Senior Vice President,
MCI Communications Corporation